										Exhibit 12.2
										2/16/2008
GULF POWER COMPANY
Computation of ratio of earnings to fixed charges plus preferred and preference dividend requirements for the five years ended December 31, 2007

Year ended December 31,
		2003		2004		2005		2006		2007

------------------------------------------------------------------------------------------------------------Thousands of Dollars----------------------------------------------------------------------------------------------

EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings before income taxes		$110,104		$108,135		$120,951		$124,582		$135,082
Interest expense, net of amounts capitalized		31,069		34,925		40,317		44,133		44,680
Distributions on mandatorily redeemable preferred securities		7,085		1,113		0		0		0
AFUDC - Debt funds		314		819		515		160		1,048

Earnings as defined		$148,572		$144,992		$161,783		$168,875		$180,810
FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt		$27,194		$27,693		$29,718		$28,863		$36,351
Interest on affiliated loans		202		3,530		5,018		6,887		4,510
Interest on interim obligations		197		241		1,472		3,713		169
Amort of debt disc, premium and expense, net		2,895		3,050		2,963		2,894		2,837
Other interest charges		895		1,230		1,661		1,936		1,861
Distributions on mandatorily redeemable preferred securities		7,085		1,113		0		0		0
Fixed charges as defined		38,468		36,857		40,832		44,293		45,728
Tax deductible preferred dividends		5		5		5		0		0
		38,473		36,862		40,837		44,293		45,728
Non-tax deductible preferred and preference dividends		212		212		756		3,300		3,881
Ratio of net income before taxes to net income	x	1.590	x	1.580	x	1.592	x	1.571	x	1.535
Preferred and preference dividend requirements before income taxes		337		335		1,204		5,184		5,957
Fixed charges plus preferred and preference dividend requirements		$38,810		$37,197		$42,041		$49,477		$51,685
RATIO OF EARNINGS TO FIXED CHARGES PLUS PREFERRED
AND PREFERENCE DIVIDEND REQUIREMENTS		3.83		3.90		3.85		3.41		3.50